UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Canaan Inc. Announces the Execution of a Securities Purchase Agreement

On November 19, 2024, Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company” or “We”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 30,000 Series A-1 Preferred Shares (the “Series A-1 Preferred Shares”) at the price of US$1,000.00 for each Series A-1 Preferred Share. Canaan agreed that the proceeds from the sale of the Series A-1 Preferred Shares will be used by the Company and/or its subsidiaries to manufacture or invest in digital mining sites and equipment to be deployed or sold in North America, including any acquisition or disposition of assets from or between subsidiaries. The closing of the sale of the Series A-1 Preferred Shares under the Securities Purchase Agreement was conditioned upon general customary closing conditions.

The Company has adopted a certificate of designations (the “Certificate of Designations”) of Series A-1 Preferred Shares, par value US$0.00000005 per share, creating the Series A-1 Preferred Shares and providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the Series A-1 Preferred Shares, which has become effective upon such adoption.

On September 30, 2024, the Company closed the third and final tranche of a Series A preferred shares financing under a securities purchase agreement with the Buyer, pursuant to which the Company agreed to issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Buyer, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Certificate of Designations attached hereto as Exhibits 10.1 and 10.2, each of which are incorporated herein by reference. Capitalized terms used in this 6-K without definition shall have the meanings given to them in the Securities Purchase Agreement, the Certificate of Designations, and any amendments thereto.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Safe Harbor Statement

This Form 6-K contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Canaan Inc.’s anticipated financing plans and its intended use of proceeds contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
Exhibit 10.1	Form of Securities Purchase Agreement
Exhibit 10.2	Form of Certificate of Designations, Preferences and Rights of Series A-1 Convertible Preferred Shares of Canaan Inc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang
Name: Nangeng Zhang
Title: Chairman and Chief Executive Officer

Date: November 20, 2024